ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 25, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
CIK No. 0001582616

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit for review by the Securities and Exchange Commission (the “Commission”) the supplemental Exhibit A (attached hereto). Exhibit A is a draft of the relevant pages of Amendment No. 3 (“Amendment No. 3”) of the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to show changes intended to be made to Amendment No. 4 of the Registration Statement (“Amendment No. 4”), including information dependent on the proposed price range and valuation and the unaudited pro forma consolidated financial information.

If you should have any questions about this letter or require any further information or assistance in expediting the review process, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Mark Buller
Leigh Ginter